FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the quarter ending September 2003

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Cedar House
                                 41 Cedar Avenue
                                  Hamilton HMEX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto is a copy of Management's Discussion and Analysis of Financial Condition and Results of Operations as of September 30, 2003 release.

ADDITIONAL INFORMATION

          BP Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

                                 Nordic American
                             Tanker Shipping Limited

                    NORDIC AMERICAN TANKER SHIPPING LTD (NAT)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF

                               September 30, 2003

Overview

     In September 1995, the Company offered and sold to the public 11,731,613 Warrants at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant was $10.21. Prior to the Exercise Date (September 30, 1997), the Company did not have any operations other than certain limited operations related to the acquisition of the Vessels, of which all three were delivered in the last half of 1997. The Company now owns three modern double hull 150,000 dwt suezmax tankers. The Vessels were built at Samsung Heavy Industries.

     On September 30, 1997 all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new Common Shares. On November 30, 1998, the Company's shareholders approved a proposal to allow the Company to borrow money for the purpose of repurchasing its Shares. On December 28, 1998, the Company purchased 2,107,244 Shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. In addition, the Company paid $715,000 in transaction costs. After the repurchase, a total of 9,706,606 Shares are in issue, down from 11,813,850 Shares. The Company funded the repurchase with the proceeds of a long-term loan from a syndicate of international lenders in the total amount of $30,000,000.

     BP Shipping Ltd (the "Charterer") has agreed to charter each Vessel for a period of seven years from September 30, 1997. During the term of each Charter the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (T/C equivalent of $22,000 per day), payable quarterly in advance and (ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

     On January 2, 2003 the Company received $3,645,000 in Base Hire from the Charterer for the period from January 1 to March 31, 2003. In April 2003 the Broker Panel determined that the Additional Hire for the period January 1 to March 31, 2003 was $9,654,187 i.e. $35,756 per day per Vessel. The hire rate for the 1st quarter was thus $49,256 per day per vessel.

     On April 2, 2003 the Company received $3,685,500 in Base Hire from the Charterer for the period from April 1 to June 30, 2003. In July 2003 the Broker Panel determined that the Additional Hire for the period April 1 to June 30, 2003 was $4,447,441 i.e. $16,291 per day per Vessel. The hire rate for the 2nd quarter was thus $29,791 per day per vessel.

     On July 2, 2003 the Company received $3,726,000 in Base Hire from the Charterer for the period from July 1 to September 30, 2003. In October 2003 the Broker Panel determined that the Additional Hire for the period July 1 to September 30, 2003 was $344,292 i.e. $1,247 per day per Vessel. The hire rate for the 3rd quarter was thus $14,747 per day per vessel.

     On October 1, 2003 the Company received $3,726,000 in Base Hire from the Charterer for the period from October 1 to December 31, 2003.

     At the annual general meeting of the Company on May 30, 2003 it was decided to novate the management agreement from Ugland Nordic Shipping AS to Scandic American Shipping Ltd.

     On October 1, 2003 the Company announced that BP Shipping (BP) did not exercise its option to extend the charters for all 3 vessels. Under the Company's Bye-Laws, the Company is obligated to call a special meeting of shareholders no later than April 1, 2004, to consider a proposal to sell the vessels and distribute the net proceeds to shareholders or to assess other alternatives. The following alternatives are possible:

o    The renegotiation by the Company and BP of the charters

o The employment by the Company of the vessels in the spot market as from October 1, 2004

o    The long-term charter of the vessels to other end-users than BP

o The sale of the vessels and the distribution of the proceeds to the Company's shareholders

o    Any combination of these alternatives

     In connection with the special shareholders` meeting, the Board is expected to consider whether the alternatives other than the sale of all of the vessels as outlined above, might be of greater benefit to shareholders.

Results of Operations - 3rd quarter 2003
----------------------------------------

     The Company's revenues from the Charter Hire for the period July 1 to September 30, 2003 of $4,070,322 in total, derived from the Base Hire of $3,726,000 ($13,500 per day per Vessel) and the determined Additional Hire of $344,292 ($1,247 per day per Vessel).

     Net costs during the Report Period were $1,867,953 of which three months depreciation of the Vessels constitutes $1,707,760.

     Net profit during the Report Period was $1,766,202.

Liquidity and Capital Resources
-------------------------------

     Total assets of the Company at September 30, 2003 were $130,920,939 compared to $138,579,559 at December 31, 2002. Cash held at September 30, 2003 was $760,505.

     The Company's only source of income is from the contract with BP Shipping. The contracts for the NAT vessels are drawn up in a way that secures income 365 days a year for the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and will terminate on October 1, 2004 subject to a redelivery window for the vessels of between September 1, 2004 and November 1, 2004. The contracts are guaranteed by BP Amoco p.l.c.

     The Company's dividend policy is to pay to its shareholders dividends that are substantially equal to the amounts received by it under the Charters, less fixed administrative and interest expenses.

Dividend Payment
----------------

     Based on the additional hire of $3,275,489 for the 4th quarter 2002 and the minimum Base Hire for the 1st quarter of 2003, from January 1 to March 31, the Board of Directors declared in January 2003 a Dividend of $6,115,187 or $0.63 per Common Share. The dividend was paid to Shareholders in February 2003.

     Based on the additional hire of $9,654,187 for the 1st quarter 2003 and the minimum Base Hire for the 2nd quarter of 2003, from April 1 to June 30, the Board of Directors declared in April 2003 a Dividend of $12,327,390 or $1.27 per Common Share to be paid to Shareholders in May 2003.

     Based on the additional hire of $4,447,441 for the 2nd quarter 2003 and the minimum Base Hire for the 3rd quarter of 2003, from July 1 to September 30, the Board of Directors declared in July 2003 a Dividend of $7,571,153 or $0.78 per Common Share to be paid to Shareholders in August 2003.

     Based on the additional hire of $344,292 for the 3rd quarter 2003 and the minimum Base Hire for the 4th quarter of 2003, from October 1 to December 31, the Board of Directors declared in October 2003 a Dividend of $3,591,444 or $0.37 per Common Share to be paid to Shareholders in November 2003.

The table below illustrates the historical development of the Dividend per Common Share:

     Period           1997    1998    1999    2000     2001    2002   2003
     -----------------------------------------------------------------------
     1st Quarter              0.40    0.32    0.34     1.41    0.36   0.63
     2nd Quarter              0.41    0.32    0.45     1.19    0.34   1.27
     3rd Quarter              0.32    0.35    0.67     0.72    0.33   0.78
     4th Quarter      0.30    0.30    0.36    1.10     0.55    0.32   0.37
     -----------------------------------------------------------------------

     Total USD        0.30    1.43    1.35    2.56     3.87    1.35   3.05
     -----------------------------------------------------------------------

Controls and procedures
-----------------------

     In compliance with Rule 13a-15 of the Securities Exchange Act of 1934, under the supervision and with the participation of management, including the Company's Chairman and Chief Executive Officer and its Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934. Based upon that evaluation, the Company's Chairman and Chief Executive Officer and its Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in timely alerting them at a reasonable assurance level to material information relating to the Company required to be included in its periodic Securities Exchange Commission filings. There have been no significant changes in the Company's internal controls that could significantly affect internal controls subsequent to the date of their evaluation.

                                    * * * * *

NORDIC AMERICAN TANKER SHIPPING LTD. (NAT)

INCOME STATEMENT INFORMATION
All figures in USD
                                       01.01 - 09.30      01.01 - 09.30        3rd Qtr.           3rd Qtr.
                                            2003               2002              2003               2002
-----------------------------------   -----------------  -----------------  ----------------   ----------------
   Revenue                                  25,502,450         11,056,500         4,070,322          3,726,000
   Ship Broker Commissions                    (138,206)          (138,206)          (46,575)           (46,575)
   Management Fee Expense                     (187,500)          (187,500)          (62,500)           (62,500)
   Insurance Expense                           (75,000)           (63,000)          (25,000)           (21,000)
   Other Expenses                             (111,119)           (33,381)          (26,118)           (15,024)
   Depreciation                             (5,123,280)        (5,123,280)       (1,707,760)        (1,707,760)
                                      -----------------  -----------------  ----------------   ----------------
   Net Operating Income                     19,867,345          5,511,133         2,202,369          1,873,141

   Financial Income                             19,975             16,836             8,280              5,368
   Financial Expenses                       (1,351,496)        (1,327,121)         (444,447)          (444,773)
                                      -----------------  -----------------  ----------------   ----------------
   Net Financial Items                      (1,331,521)        (1,310,285)         (436,167)          (439,405)
                                      -----------------  -----------------------------------   ----------------
   Net Profit                               18,535,824          4,200,848         1,766,202          1,433,736
                                      -----------------  -----------------------------------   ----------------

   Earnings per Share                             1.91               0.43              0.18               0.15
   Cash Flow per Share                            2.44               0.96              0.36               0.32

BALANCE SHEET INFORMATION
All figures in USD
                                          Sep. 30            Dec. 31
                                            2003               2002
-----------------------------------   -----------------  -----------------
ASSETS
   Vessels                                 129,789,685        134,912,965
   Prepaid Finance charges                      18,095             28,955
   Prepaid insurance                             8,333             83,333
   Accounts receivables                        344,321          3,276,523
   Cash and cash on deposit                    760,505            277,783

                                      -----------------  -----------------
   Total Assets                            130,920,939        138,579,559
                                      -----------------  -----------------

LIABILITIES
   Other Shareholder Equity                100,787,981        108,266,031

SHAREHOLDER'S EQUITY
   9,706,606 Common Shares,                     97,066             97,066
   par value $.01 per share,
   outstanding 50 million
   authorized

Other Comprehensive Income                  (1,452,000)        (2,016,000)

   Long Term Debt                           30,000,000         30,000,000
   Accounts Payable                                  0                996
   Accrued Expenses                          1,452,000          2,016,000
   Accrued Interest                             35,892            215,466

                                      -----------------  -----------------
   Total liabilities & equity              130,920,939        138,579,559
                                      -----------------  -----------------

01318.0002 #451541